June 25, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ibolya Ignat,

Jeanne Baker

Kasey Robinson

Jeffrey Gabor

Re:	CVRx, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-256800)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CVRx, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on June 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 425 copies of the Preliminary Prospectus dated June 23, 2021 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

PIPER SANDLER & CO.

WILLIAM BLAIR & COMPANY, L.L.C.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
	Name:	Steve Maletzky
	Title:	Partner, Head of ECM

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to UW Acceleration Request]